SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FLATWORLD ACQUISITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value

 (Title of Class of Securities)

G35536104

(CUSIP Number of Class of Securities)

Jeffrey A. Valenty

c/o FlatWorld Capital LLC

220 East 42nd Street, 29th Floor

New York, New York 10017

Attn: Jeffrey A. Valenty, President

(212) 796-4012

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Ellenoff Grossman & Schole LLP

150 East 42nd Street

New York, New York 10017

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$8,398,500	$962.47

*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 825,000 ordinary shares of FlatWorld Acquisition Corp., no par value, at the tender offer price of $10.18 per share.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the transaction valuation.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $962.47	Filing Party: FlatWorld Acquisition Corp.
Form or Registration No.: Schedule TO-I	Date Filed: July 30, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☑

SCHEDULE TO

FlatWorld Acquisition Corp., a British Virgin Islands business company with limited liability (“FlatWorld” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2012 (together with all amendments and supplements thereto, the “Schedule TO”).  The Schedule TO, as further amended by this Amendment No. 7, relates to the offer by FlatWorld to purchase for cash up to 825,000 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $10.18 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to $8,398,500 upon the terms and subject to certain conditions set forth in the Amended and Restated Offer to Purchase dated August 20, 2012 (as amended and supplemented, the “Offer to Purchase”), previously filed as Exhibit (a)(1)(F) to the Schedule TO and the Amended and Restated Letter of Transmittal previously filed as Exhibit (a)(1)(G) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the offer (the “Offer”)). The Tender Offer was terminated on September 6, 2012 because of insufficient time to satisfy the terms and conditions of the Offer to Purchase, including the number of ordinary shares that were validly tendered and not properly withdrawn as of the previously announced Expiration Date of September 6, 2012 being in excess of the maximum number of shares that FlatWorld could accept for purchase in satisfaction of the Maximum Tender Condition, and therefore the Merger Condition pursuant to which our subsidiary would have effected the Merger with Orchid Island Capital, Inc. was not satisfied.

 Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase.

Items 1 through 9 and 11.

On September 6, 2012, FlatWorld terminated the Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on September 6, 2012, and issued a press release in connection therewith.  A copy of the press release issued by FlatWorld on September 6, 2012 announcing the termination of the Offer was previously filed as Exhibit (a)(5)(H) and is incorporated herein by reference.

FlatWorld terminated the Offer because certain terms and conditions of each of its Offer to Purchase and Agreement and Plan of Reorganization were not satisfied.  As of the previously announced Expiration Date of September 6, 2012, 1,459,626 Ordinary Shares were validly tendered and not properly withdrawn, which amount was in excess of the maximum number of Ordinary Shares that FlatWorld could accept for purchase in satisfaction of the Maximum Tender Condition, and therefore the Merger Condition pursuant to which our subsidiary would have effected the Merger with Orchid Island Capital, Inc. was not satisfied, and the Offer was terminated.  No Ordinary Shares were purchased by FlatWorld pursuant to the Offer and all Ordinary Shares previously tendered and not withdrawn were promptly returned.

As of September 9, 2012, FlatWorld also terminated the Agreement and Plan of Reorganization and will not consummate the merger of Orchid Island Capital, Inc. with and into its subsidiary, FTWA Orchid Merger Sub LLC.

Beginning on September 10, 2012, FlatWorld commenced the process to distribute (the “Distribution”) the Trust Account, pro rata, less taxes and interest earned on the proceeds of its initial public offering placed in the Trust Account, to its public shareholders via a non-liquidating distribution (without redemption of the Ordinary Shares).  The balance of the Trust Account is approximately $23,374,786 (less taxes and interest earned on the proceeds of FlatWorld’s initial public offering), which will result in a Distribution of approximately $10.18 per share to FlatWorld’s public shareholders.  The record date for the Distribution will be September 21, 2012, and the Company currently expects that payment for the Distribution will be made on or about September 26, 2012.  Shareholders whose Ordinary Shares are held in “street name” through a broker will automatically receive payment through the Depository Trust Company.  No payments will be made with respect to any of the Company’s outstanding warrants, which expired on September 9, 2012.

Following the completion of the Distribution, pursuant to its Charter, FlatWorld’s board of directors may consider an option to seek shareholder approval (including, without limitation, its public shareholders) of a proposal to facilitate FlatWorld’s ability to continue its corporate existence perpetually while leaving outstanding all existing Ordinary Shares; however, the board of directors, at its discretion, may instead liquidate the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLATWORLD ACQUISITION CORP.

By:	/s/ Jeffrey A. Valenty
Jeffrey A. Valenty
President

Date:  September 11, 2012.

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated July 30, 2012.
(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(F)*	Amended and Restated Offer to Purchase dated August 20, 2012.
(a)(1)(G)*	Amended and Restated Letter of Transmittal To Tender Ordinary Shares, as of August 20, 2012.
(a)(1)(H)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, as of August 20, 2012.
(a)(1)(I)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, as of August 20, 2012.
(a)(5)(A)*	Press Release dated July 30, 2012.
(a)(5)(B)*	Script of joint conference call held on August 1, 2012.

(a)(5)(C)*	Presentation Materials.
(a)(5)(D)*	Revised Presentation Materials as of August 20, 2012.
(a)(5)(E)*	Press Release dated August 20, 2012.
(a)(5)(F)*	Revised Presentation Materials as of August 27, 2012.
(a)(5)(G)*	Press Release dated August 30, 2012.
(a)(5)(H)*	Press Release dated September 6, 2012.
(d)(1)*

Underwriting Agreement, dated December 9, 2010, by and between FlatWorld Acquisition Corp. and Rodman & Renshaw, LLC, as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(2)*

Warrant Agreement dated December 9, 2010, by and between Continental Stock Transfer & Trust Company and FlatWorld Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(3)*

Investment Management Trust Agreement dated December 9, 2010, by and between Continental Stock Transfer & Trust Company and FlatWorld Acquisition Corp. (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(4)*

Registration Rights Agreement dated December 9, 2010, by and between FlatWorld Acquisition Corp. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(5)*

Letter Agreement dated December 9, 2010, by and between FlatWorld Acquisition Corp. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.3 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(6)*

Amendment No. 4 to the Warrant Subscription Agreement dated December 9, 2010 by and between FlatWorld Acquisition Corp. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.4 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(7)*

Administrative Services Agreement dated December 9, 2010 by and between the FlatWorld Acquisition Corp. and FWC Management Services Ltd. (incorporated by reference to Exhibit 10.6 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(8)*

Agreement and Plan of Reorganization, by and among FlatWorld Acquisition Corp., FTWA Orchid Merger Sub LLC, FWAC Holdings Limited, Orchid Island Capital, Inc., Bimini Capital Management, Inc. and Bimini Advisors, LLC, dated July 26, 2012 (incorporated by reference to Exhibit 2.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(9)*

FWAC Holdings Share Repurchase Agreement between FlatWorld Acquisition Corp. and FWAC Holdings Limited dated July 26, 2012 (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(10)*

Form of Registration Rights Agreement by and among FlatWorld Acquisition Corp. and Bimini Capital Management, Inc. (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(11)*

Form of Lock-Up Agreement between Bimini Capital Management, Inc. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.3 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(12)*

Sixth Amended and Restated Memorandum and Articles of Association of FlatWorld Acquisition Corp. dated July 25, 2012 (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(13)*

Seventh Amended and Restated Memorandum and Articles of Association of FlatWorld Acquisition Corp. dated July 26, 2012 (incorporated by reference to Exhibit 3.2 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(14)*	Terms of Class A Preferred Shares of FlatWorld Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).
(d)(15)*

Form of Warrant Agreement between FlatWorld Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.7 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(16)*	Form of New Warrant to be issued to FWAC Holdings Limited (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).
(d)(17)*

Form of Management Agreement by and between FlatWorld Acquisition Corp. and Bimini Advisors, LLC (incorporated by reference to Exhibit 10.5 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(18)*

Form of Investment Allocation Agreement by and among FlatWorld Acquisition Corp., Bimini Advisors, LLC and Bimini Capital Management, Inc. (incorporated by reference to Exhibit 10.6 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(19)*

Form of Amended and Restated Registration Rights Agreement between FlatWorld Acquisition Corp. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.4 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(20)*

Letter Agreement dated July 24, 2012 by and between FlatWorld Acquisition Corp., Rodman & Renshaw, LLC, EarlyBirdCapital, Inc. and Ladenburg Thalmann & Co. (incorporated by reference to Exhibit 10.8 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(g)	Not applicable.
(h)	Not applicable.

*Previously filed.